TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



File No. 82-34658
August 22, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report of Consolidated Financial Summary (for the three months ended June 30, 2003) dated August 13, 2003;

2. Report of Non-Consolidated Financial Summary (for the three months ended June 30, 2003) dated August 13, 2003; and

3. Supplementary Materials for the Three Months ended June 30, 2003 Financial Results.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

dlw 8/25

File No.82-34658

CONSOLIDATED FINANCIAL SUMMARY

(for the three months ended June 30, 2003)

August 13, 2003

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Application of U.S. Accounting Standards: No

1. *Premises*

(1) Basis of Presentation:

"Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" and "Articles of the Ministerial Ordinance for the Insurance Business Law"

(2) Changes in Method of Accounting: None

(3) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	6
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	9

(4) Change in Scope of Consolidation and Application of Equity Method: None

2. *Consolidated Operating Results for the Three Months Ended June 30, 2003*

Premise: Amounts of less than one million yen have been omitted, and percentages have been rounded to the nearest percent.

(1) Results of Operations

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Three months ended June 30, 2003	¥332,978 million	-	¥16,425 million	-	¥4,799 million	-
FY 2002 ended Mar. 31, 2003	¥1,185,256 million	(10.0)	¥41,807 million	(5.1)	¥6,383 million	(33.1)

	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2003	¥3,199.70	¥ -
FY 2002 ended Mar. 31, 2003	¥4,204.50	¥ -

Notes: 1. Equity in net income of affiliated companies: ¥(560) million for the three months ended June 30, 2003 and ¥ (3,085) million for the year ended March 31, 2003, respectively.

2. Average number of outstanding shares during the term (consolidated): three months ended June 30, 2003: 1,500,000, the year ended March 31, 2003: 1,500,000

3. % changes for ordinary revenues, ordinary profit and net income are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2003	¥5,987,206 million	¥213,275 million	3.6%	¥142,183.48
As of March 31, 2003	¥6,035,905 million	¥179,060 million	3.0%	¥119,322.62

Notes: Number of outstanding shares at the end of the term (consolidated): as of June 30, 2003: 1,500,000, as of March 31, 2003: 1,500,000

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Three months ended June 30, 2003	¥(21,717) million	¥110,298 million	¥(4,511) million	¥547,508 million
FY 2002 ended Mar. 31, 2003	¥124,736 million	¥(80,021) million	¥24,437 million	¥464,008 million

3. Consolidated Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit	Net Income
First half ending Sept. 30, 2003	¥587,000 million	¥31,000 million	¥10,000 million
FY 2003 ending Mar. 31, 2004	¥1,127,000 million	¥66,000 million	¥19,000 million

Note: 1. The above forecasts have not been changed from the previous forecasts announced on May 22, 2003.

2. Projected net income per share for the year ending March 31, 2004 is ¥12,600.00.

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

3. Financial Review

(1) Overview of Operations during the term under review

a) Results of Operations (Consolidated basis)

For the three months ended June 30, 2003, ordinary revenues amounted to ¥332.9 billion, with ¥259.2 billion in income from insurance premiums, ¥58.0 billion in investment income/gains, and ¥15.6 billion in other ordinary income.

Ordinary expenses totaled ¥316.5 billion, with ¥260.2 billion in insurance claims and other payments, ¥23.2 billion in investment expenses/losses, and ¥28.3 billion in operating expenses.

As a consequence, ordinary profit amounted to ¥16.4 billion.

Extraordinary gains amounted to ¥0.0 billion and extraordinary losses were ¥0.7 billion

After extraordinary gains and losses as well as provision for reserve for policyholder dividends and income taxes, net income amounted to ¥4.7 billion.

b) Sales Results (Non-consolidated basis)

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2003, decreased 14.3% compared with the same term of the previous fiscal year, to ¥886.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities rose 14.2% compared with the same term of the previous fiscal year, to ¥936.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2003 slightly decreased 0.8% from the level at the end of the previous fiscal year, to ¥39,030.7 billion.

c) Other Important Performance Items

The Company's core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the three months ended June 30, 2003, amounted to ¥23.0 billion, reflecting the need to offset a ¥5.1 billion negative spread (an amount representing net losses on each policy with assumed

investment yields that exceed investment yields earned by the Company).

As of June 30, 2003, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,005.5%, up 145.3 percentage points from 860.2% at the end of the previous fiscal year. Furthermore, value of adjusted net assets (adjusted assets at fair value - liabilities (excluding quasi-equity liabilities)) amounted to ¥560.8 billion, up ¥45.3 billion from ¥515.4 billion at the end of the previous fiscal year.

(2) Consolidated Financial Position

As of June 30, 2003, total assets amounted to ¥5,987.2 billion, down 0.8% from the end of the previous fiscal year.

Looking at principal asset items, securities comprised principally of domestic bonds amounted to ¥3,809.6 billion, down 3.5%. Loans totaled ¥1,172.0 billion, down 0.8%, and cash and deposits were ¥520.7 billion, up 80.4%.

Total liabilities were ¥5,772.9 billion, down 1.4%, and the bulk of this figure comprised policy reserves, which amounted to ¥5,562.9 billion, down 0.3%.

Total equity totaled to ¥213.2 billion, up 19.1%. Net unrealized gains on securities, a component of equity, totaled ¥81.8 billion, up 71.0%.

Profit/Loss Status for the Three Months Ended June 30, 2003 (Consolidated)

(Millions of Yen)

	Three Months Ended June 30, 2003	Fiscal Year Ended March 31, 2003
Ordinary Revenues	332,978	1,185,256
Income from insurance premiums and others	259,280	989,420
Income from insurance premiums	258,916	988,327
Investment income/gains	58,057	186,088
Interest, dividends and income from real estate for rent	27,874	129,419
Gains on sale of securities	16,935	32,596
Gains from derivatives, net	-	21,111
Gains from special accounts, net	11,125	-
Other ordinary income	15,640	9,747
Reversal of reserve for outstanding claims	5,291	71
Reversal of policy reserve	8,261	-
Ordinary Expenses	316,552	1,143,449
Insurance claims and other payments	260,213	861,908
Insurance claims	117,589	295,889
Insurance benefits	64,564	254,314
Surrender payments	57,231	215,896
Provision for policy and other reserves	251	13,873
Investment expenses/losses	23,206	132,153
Losses from monetary trusts, net	-	11,748
Losses on sale of securities	250	19,755
Devaluation losses on securities	64	58,713
Losses from derivatives, net	21,347	-
Losses from special accounts, net	-	28,512
Operating expenses	28,331	111,381
Other ordinary expenses	3,988	21,047
Equity in net losses of affiliated companies	560	3,085
Ordinary Profit	16,425	41,807
Extraordinary Gains	61	6,297
Extraordinary Losses	742	5,764
Extraordinary Gains (Losses)	(681)	532
Provison for Reserve for Policyholder Dividends	5,778	26,569
Income before Income Taxes	9,965	15,769
Income Taxes		
Current	4,558	4,176
Deferred	584	5,154
Minority Interests	22	55
Net Income	4,799	6,383

Principle Business Performance for the Three Months Ended June 30, 2003 (Non-Consolidated)

(Millions of Yen)

	Three Months Ended June 30, 2003	Fiscal Year Ended March 31, 2003
New Policy Amount	886,622	4,673,514
Individual term life insurance	838,665	4,298,528
Policy Amount in Force	39,030,768	39,342,682
Individual term life insurance	34,565,966	34,804,637
Core Profit	23,061	88,729
Negative Spread Amount	5,193	20,479
Solvency Margin Ratio	1,005.5 %	860.2 %
Adjusted Net Asset	560,823	515,471

Notes: New policy amount and policy amount in force are the sums of individual insurance and individual annuities, respectively.

NON-CONSOLIDATED FINANCIAL SUMMARY

(for the three months ended June 30, 2003)

August 13, 2003

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Application of U.S. Accounting Standards: No

1. *Premises*

(1) Basis of Presentation:

"Regulations Concerning the Terminology, Forms and preparation Methods of the Interim financial Statements" and "Articles of the ministerial ordinance for the Insurance Business Law"

(2) Changes in Method of Accounting: None

2. *Non-Consolidated Operating Results for the Three Months Ended June 30, 2003*

Premise: Amounts of less than one million yen have been omitted, and percentages have been rounded to the nearest percent.

(1) Results of Operations

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2003	¥334,207 million	-	¥19,383 million	-	¥23,061 million	-	¥7,872 million	-
FY 2002 ended Mar. 31, 2003	¥1,182,176 million	(9.6)	¥46,027 million	14.9	¥88,729 million	(19.3)	¥11,443 million	49.3

	Net Income per Share
Three months ended June 30, 2003	¥5,248.20
FY 2002 ended Mar. 31, 2003	¥7,590.68

Notes: 1. Average number of outstanding shares during the term: three months ended June 30, 2003: 1,500,000, the year ended March 31, 2003: 1,500,000

2. % changes for ordinary revenues, ordinary profit, core profit and net income are presented in comparison with the same term of the previous fiscal year.

3. Core profit, a measure of a life insurance company's underlying profitability from core insurance operation on a non-consolidated basis, is defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2003	¥5,961,391 million	¥212,549 million	3.6%	¥141,699.39
As of March 31, 2003	¥6,007,183 million	¥175,882 million	2.9%	¥117,216.78

Notes: 1. Number of outstanding shares at the end of the term: as of June 30, 2003: 1,500,000, as of March 31, 2003: 1,500,000

2. Number of treasury stock at the end of the term: None

3. Non-Consolidated Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit		Net Income
			Core Profit	
First half ending Sept. 30, 2003	¥587,000 million	¥34,000 million	¥43,000 million	¥13,000 million
FY 2003 ending Mar. 31, 2004	¥1,124,000 million	¥70,000 million	¥88,000 million	¥23,000 million

	Annual Dividends per Share		
	Interim	Year-End	
First half ending Sept. 30, 2003	¥ -	¥ -	¥ -
FY 2003 ending Mar. 31, 2004	¥ -	¥3,000.00	¥3,000.00

Note: 1. The above forecasts have not been changed from the previous forecasts announced on May 22, 2003.

2. Projected net income per share for the year ending March 31, 2004 is ¥15,300.00.

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Supplementary Materials for the Three Months ended June 30, 2003 Financial Results

1. Unaudited Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Consolidated Condensed Balance Sheets

(in millions of yen)		As of 30th June 2003	%		As of 31st March 2003	%
Assets:						
Cash and Deposits	¥	520,798	8.7	¥	288,716	4.8
Call Loans		-	-		135,000	2.2
Monetary Claims Purchased		26,999	0.5		40,897	0.7
Monetary Trusts		160,692	2.7		150,393	2.5
Securities		3,809,653	63.6		3,947,224	65.4
Loans		1,172,031	19.6		1,181,658	19.6
Property and Equipment		175,092	2.9		175,974	2.9
Due from Agency		5,199	0.1		5,073	0.1
Due from Reinsurers		1,153	0.0		1,391	0.0
Other Assets		80,270	1.3		55,353	0.9
Net Deferred Tax Asset		41,658	0.7		61,096	1.0
Reserve for Possible Loan Losses		(6,342)	(0.1)		(6,874)	(0.1)
Total Assets	¥	5,987,206	100.0	¥	6,035,905	100.0
Liabilities:						
Policy Reserves	¥	5,562,934	92.9	¥	5,579,788	92.4
Due to Agency		-	-		0	0.0
Due to Reinsurers		429	0.0		767	0.0
Other Liabilities		115,981	1.9		181,982	3.0
Reserve for Employees' Retirement Benefits		64,026	1.1		64,074	1.1
Reserve for Losses on Sale of Loans		63	0.0		63	0.0
Reserve for Price Fluctuations		29,560	0.5		29,242	0.5
Total Liabilities		5,772,996	96.4		5,855,919	97.0
Minority Interests		934	0.0		924	0.0
Equity:						
Capital		75,000	1.3		75,000	1.3
Capital Surplus		54	0.0		54	0.0
Retained Earnings		56,349	0.9		56,123	0.9
Net Unrealised Gains on Securities		81,871	1.4		47,883	0.8
Total Equity		213,275	3.6		179,060	3.0
Total Liabilities, Minority Interests and Equity	¥	5,987,206	100.0	¥	6,035,905	100.0

See notes to unaudited consolidated condensed quarterly financial statements.

(2) Unaudited Consolidated Condensed Statements of Operations

(in millions of yen)	Three months ended 30th June 2003	%	Year ended 31st March 2003	%
Ordinary Revenues:				
Income from Insurance Premiums	¥ 259,280		¥ 989,420	
Investment Income / Gains	58,057		186,088	
Other Ordinary Income	15,640		9,747	
Total Ordinary Revenues	332,978	100.0	1,185,256	100.0
Ordinary Expenses:				
Insurance Claims and Other Payments	260,213		861,908	
Provision for Policy and Other Reserves	251		13,873	
Investment Expenses / Losses	23,206		132,153	
Operating Expenses	28,331		111,381	
Other Ordinary Expenses	3,988		21,047	
Equity in Net Losses of Affiliated Companies	560		3,085	
Total Ordinary Expenses	316,552	95.1	1,143,449	96.5
Ordinary Profit	16,425	4.9	41,807	3.5
Extraordinary Gains	61	0.0	6,297	0.5
Extraordinary Losses	742	0.2	5,764	0.5
Provision for Reserve for Policyholder Dividends	5,778	1.7	26,569	2.2
Income Before Income Taxes	9,965	3.0	15,769	1.3
Income Taxes:				
Current	4,558	1.4	4,176	0.4
Deferred	584	0.2	5,154	0.4
Minority Interests	22	0.0	55	0.0
Net Income	¥ 4,799	1.4	¥ 6,383	0.5

See notes to unaudited consolidated condensed quarterly financial statements.

(3) Unaudited Consolidated Condensed Statements of Surplus

(in millions of yen)		Three months ended 30th June 2003		Year ended 31st March 2003
Capital Surplus:				
Balance at beginning of period	¥	54	¥	54
Balance at end of period	¥	54	¥	54
Retained Earnings:				
Balance at beginning of period	¥	56,123	¥	49,815
Addition:				
Net income for period		4,799		6,383
Deduction:				
Dividends		4,500		-
Bonus to directors and corporate auditors		73		75
Balance at end of period	¥	56,349	¥	56,123

See notes to unaudited consolidated condensed quarterly financial statements.

(4) Unaudited Consolidated Condensed Statements of Cash Flows

(in millions of yen)		Three months ended 30th June 2003		Year ended 31st March 2003
Net Cash provided by (used in) operating activities	¥	(21,717)	¥	124,736
Net Cash provided by (used in) investing activities		110,298		(80,021)
Net Cash provided by (used in) financing activities		(4,511)		24,437
Effect of exchange rate changes on cash and cash equivalents		(569)		(1,621)
Net increase in cash and cash equivalents		83,499		67,530
Cash and cash equivalents at beginning of period		464,008		396,477
Cash and cash equivalents at end of period	¥	547,508	¥	464,008

See notes to unaudited consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002.

The accompanying consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarised for readers outside Japan. Such consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for three months ended 30th June, 2003 was 6.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for three months ended 30th June, 2003 was 9.

The financial statements of two affiliates located outside Japan are prepared for three months ended 31st March, 2003. Appropriate adjustments were made for material transactions for the period from 1st April to 30th June, which is the date of the consolidated condensed financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortised within twenty years. If the amount is not significant, the cost over equity is amortised immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including foreign currency securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates

prevailing when such transaction are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's subsidiary and affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair value ("marketable available-for-sale securities") are stated at fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities is exceeded 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined on the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company for the annual and semi-annual financial statements, which is primarily based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period. The consolidated subsidiaries, however, do not repeat the full assessment procedures for the quarterly financial statements, but do apply appropriate procedures as considered necessary by considering materiality of assets of the subsidiaries.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the three months, the Company provides one forth of estimated annual provision.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company is required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Reserve for employees' retirement benefits

The Company and its subsidiaries maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gains or losses is charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment.

(l) Software

Development costs for internally used software are capitalised and amortised under the straight-line method over their estimated useful lives of five years.

(m) Leases

Noncancelable lease transactions are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(n) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which are not qualified as hedging instruments under hedge accounting, are revalued at fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposure, although they do not meet the hedging criteria under the accounting standards.

(o) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-creditable portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(p) Cash and cash equivalent

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Non-Consolidated Condensed Balance Sheets

(in millions of yen)		As of 30 th June 2003	%		As of 31st March 2003	%
Assets:						
Cash and Deposits	¥	493,667	8.3	¥	257,353	4.3
Call Loans		-	-		135,000	2.2
Monetary Claims Purchased		26,999	0.5		40,897	0.7
Monetary Trusts		160,692	2.7		150,393	2.5
Securities		3,812,086	63.9		3,949,671	65.8
Loans		1,172,031	19.7		1,181,658	19.7
Property and Equipment		174,866	2.9		175,748	2.9
Due from Agency		5,199	0.1		5,073	0.1
Due from Reinsurers		1,153	0.0		1,391	0.0
Other Assets		79,655	1.3		56,114	0.9
Net Deferred Tax Asset		41,351	0.7		60,721	1.0
Reserve for Possible Loan Losses		(6,311)	(0.1)		(6,839)	(0.1)
Total Assets	¥	5,961,391	100.0	¥	6,007,183	100.0
Liabilities:						
Policy Reserves	¥	5,562,934	93.3	¥	5,579,788	92.9
Due to Agency		-	-		0	0.0
Due to Reinsurers		429	0.0		767	0.0
Other Liabilities		92,084	1.5		157,626	2.6
Reserve for Employees' Retirement Benefits		63,769	1.1		63,812	1.1
Reserve for Losses on Sale of Loans		63	0.0		63	0.0
Reserve for Price Fluctuations		29,560	0.5		29,242	0.5
Total Liabilities		5,748,842	96.4		5,831,301	97.1
Equity:						
Capital		75,000	1.3		75,000	1.2
Capital Surplus		54	0.0		54	0.0
Retained Earnings		56,564	0.9		53,249	0.9
Net Unrealised Gains on Securities		80,930	1.4		47,579	0.8
Total Equity		212,549	3.6		175,882	2.9
Total Liabilities and Equity	¥	5,961,391	100.0	¥	6,007,183	100.0

See notes to unaudited non-consolidated condensed quarterly financial statements.

(2) Unaudited Non-Consolidated Condensed Statements of Operations and Retained Earnings

(in millions of yen)		Three months ended 30th June 2003	%		Year ended 31st March 2003	%
Ordinary Revenues:						
Income from Insurance Premiums	¥	259,280		¥	989,420	
Investment Income / Gains		60,657			189,901	
Other Ordinary Income		14,269			2,854	
Total Ordinary Revenues		334,207	100.0		1,182,176	100.0
Ordinary Expenses:						
Insurance Claims and Other Payments		260,213			861,908	
Provision for Policy and Other Reserves		251			13,873	
Investment Expenses / Losses		23,739			134,326	
Operating Expenses		27,411			109,212	
Other Ordinary Expenses		3,208			16,828	
Total Ordinary Expenses		314,823	94.2		1,136,149	96.1
Ordinary Profit		19,383	5.8		46,027	3.9
Extraordinary Gains		57	0.0		6,220	0.5
Extraordinary Losses		742	0.2		5,313	0.5
Provision for Reserve for Policyholder Dividends		5,778	1.7		26,569	2.2
Income Before Income Taxes		12,919	3.9		20,364	1.7
Income Taxes:						
Current		4,527	1.3		4,060	0.3
Deferred		519	0.2		4,861	0.4
Net Income	¥	7,872	2.4	¥	11,443	1.0
Unappropriated Retained Earnings at Beginning of Period		5,772			5,520	
Transfer from Appropriated Retained Earnings		10			278	
Unappropriated Retained Earnings at End of Period	¥	13,654		¥	17,241	

See notes to unaudited non-consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002.

The accompanying non-consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarised for readers outside Japan. Such financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including foreign currency securities other than subsidiaries and affiliates and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income.
Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated

at amortised cost. Investments in subsidiaries and affiliates are stated at cost. For the purpose of computing realised gains and losses, cost is determined using the moving average method.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gains or losses is charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the three months, the Company provides one forth of estimated annual provision.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company is required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment.

(k) Software

Development costs for internally used software are capitalised and amortised under the straight-line method over their estimated useful lives of five years.

(l) Leases

Noncancelable lease transactions are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(m) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which do not qualify as hedging instruments under hedge accounting, are revalued at their fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposures, although they do not meet the hedging criteria under the accounting standards.

(n) **Accounting for consumption taxes**

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-creditable portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

3. Business Highlights (Non-Consolidated)

Premise: Percentages are rounded to the nearest relevant percentage point. Therefore, the sums of each percentage do not always amount to 100%.

(1) Total Policy Amount in Force

(100 Millions of Yen)

	As of June 30, 2003	As of March 31, 2003
Individual Insurance and Annuities	390,307	393,426
Individual Term Life Insurance	345,659	348,046
Group Insurance	125,176	123,658
Group Annuities	24,241	24,418

Notes:

1. *The policy amount for individual annuities is the sum of the funds to be held, at the time of commencement of annuity payments, for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

(2) New Policy Amount

(100 Millions of Yen)

	Three Months Ended June 30, 2003	Year Ended March 31, 2003
Individual Insurance and Annuities	8,866	46,735
Individual Term Life Insurance	8,386	42,985

Notes:

1. *The new policy amount includes the net increase from conversion.*
2. *The new policy amount including the net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

(3) Term Life Insurance Policies by Dividend Type

(100 Millions of Yen, %)

	Total Policy Amount in Force			
	As of June 30, 2003		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Participating	228,583	66.1	233,548	67.1
Semi-participating	76,613	22.2	77,038	22.1
Non-participating	40,462	11.7	37,460	10.8
Total	345,659	100.0	348,046	100.0

	New Policy Amount			
	Three Months Ended June 30, 2003		Year Ended March 31, 2003	
	Amount	Percentage	Amount	Percentage
Participating	2,303	27.5	13,595	31.8
Semi-participating	1,752	20.9	8,553	20.0
Non-participating	4,319	51.6	20,613	48.2
Total	8,375	100.0	42,762	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *The figures for new policies do not include the net increase from conversion.*

(4) Surrender and Lapse Amount

(100 Millions of Yen)

	Three Months Ended June 30, 2003	Year Ended March 31, 2003
Individual Insurance and Annuities	9,362	32,906

(5) Surrender and Lapse Rate

(Surrender and lapse amount / amount in force at the beginning of fiscal year) (%)

	Three Months Ended June 30, 2003	Year Ended March 31, 2003
Individual Insurance and Annuities	2.38	8.5

Note: The figure for the three months ended June 30, 2003 is not annualized.

(6) Core Profit and Breakdown of Non-Consolidated Ordinary Profit

(Millions of Yen)

	Three Months Ended June 30, 2003	Year Ended March 31, 2003
Core Profit	23,061	88,729
Capital Gains/Losses	(3,494)	(40,812)
Other One-Time Gains/Losses	(184)	(1,890)
Ordinary Profit	19,383	46,027

(7) Solvency Margin Ratio

(Millions of Yen)

	As of June 30, 2003	As of March 31, 2003
Total Solvency Margin (A)	478,751	424,846
Equity (less certain items)	128,919	122,186
Reserve for price fluctuation	29,560	29,242
Contingency reserve	75,468	75,341
Reserve for possible loan losses	3,079	3,136
Net unrealized gains on available-for-sale securities (before tax) x 90 per cent.	114,004	67,023
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(14,204)	(12,826)
Excess of amount of policy surrender payment	108,512	109,281
Unalloted portion of reserve for policyholder dividends	7,634	7,634
Future profits	11,557	13,284
Deferred tax assets	29,218	25,541
Subordinated debt	-	-
Deductible items	(15,000)	(15,000)
Total Risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	95,224	98,773
Insurance risk R_1	34,707	34,895
Assumed investment yield risk R_2	22,289	22,543
Investment risk R_3	63,786	67,191
Business risk R_4	2,415	2,492
Solvency Margin Ratio $\frac{(A)}{(1/2)\times(B)}\times 100$	1,005.5%	860.2%

Notes:

1. *Solvency margin ratio as of March 31, 2003 is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for the Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratio as of June 30, 2003 is calculated by the method the Company considers reasonable, which is consistent with these rules above.*
2. *Equity as of March 31, 2003 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and appropriation paid in cash.*
3. *Equity as of June 30, 2003 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.*
4. *Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

(8) Asset Composition (General Account)

(Millions of Yen, %)

	As of June 30, 2003		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	492,320	8.5%	390,043	6.7%
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	26,999	0.5	40,897	0.7
Securities under proprietary accounts	-	-	-	-
Monetary trusts	160,692	2.8	150,393	2.6
Securities	3,649,907	63.0	3,786,043	64.8
Domestic bonds	2,631,516	45.4	3,035,369	52.0
Domestic stocks	233,737	4.0	201,720	3.5
Foreign securities	587,476	10.1	352,167	6.0
Foreign bonds	443,088	7.6	211,429	3.6
Foreign stocks and other securities	144,388	2.5	140,738	2.4
Other securities	197,176	3.4	196,786	3.4
Loans	1,172,031	20.2	1,181,658	20.2
Policy loans	77,581	1.3	78,248	1.3
Commercial loans	1,094,450	18.9	1,103,410	18.9
Property and equipment	173,719	3.0	174,607	3.0
Deferred tax asset	41,351	0.7	60,721	1.0
Other assets	84,652	1.5	62,595	1.1
Reserve for possible loan losses	(6,311)	(0.1)	(6,839)	(0.1)
Total Assets	5,795,363	100.0	5,840,121	100.0
Foreign currency denominated assets	404,086	7.0	192,672	3.3

(9) Fair Value Information on Securities and Others (General Account)

a. Fair value information on securities

Securities with market value (Millions of Yen)

	As of June 30, 2003		
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,577,000	1,672,562	95,561
Available-for-sale securities	1,874,251	2,000,407	126,155
Domestic bonds	1,070,486	1,127,311	56,825
Domestic stocks	166,043	204,352	38,308
Foreign securities	381,687	403,793	22,106
Other Securities	185,134	192,404	7,270
Monetary trusts	33,900	35,546	1,645
Total	3,451,252	3,672,969	221,717

	As of March 31, 2003		
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,538,461	1,642,486	104,024
Available-for-sale securities	2,157,307	2,231,216	73,908
Domestic bonds	1,472,609	1,547,313	74,703
Domestic stocks	168,600	172,240	3,639
Foreign securities	189,955	193,012	3,057
Other Securities	195,458	192,096	(3,361)
Monetary trusts	56,785	52,655	(4,130)
Total	3,695,769	3,873,702	177,932

Notes:

1. *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*
2. *Monetary trusts include securities other than trading securities.*

b. Fair value information on monetary trusts

Monetary trusts within held-to-maturity and securities available-for-sale securities (Millions of Yen)

	As of June 30, 2003		
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	-	-	-
Available-for-sale securities	33,900	35,546	1,645
Domestic bonds	10,611	10,969	358
Domestic stocks	7,659	8,210	550
Foreign securities	15,629	16,366	736
Total	33,900	35,546	1,645

	As of March 31, 2003		
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	-	-	-
Available-for-sale securities	56,785	52,655	(4,130)
Domestic bonds	10,578	11,003	425
Domestic stocks	7,734	7,299	(434)
Foreign securities	38,473	34,351	(4,121)
Total	56,785	52,655	(4,130)

Notes:

1. *Securities included in jointly operated designated monetary trusts are not included herein.*
2. *Other than the above, net valuation gains (devaluation losses) on derivatives held in monetary trusts classified as available-for-sale securities, which are charged or credited to income, were a gain of 174 million yen as of June 30, 2003 and a gain of 54 million yen as of March 31, 2003, respectively.*

c. Fair value information on real estate

(Millions of Yen)

	As of June 30, 2003		
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)
Land	97,440	83,624	(13,815)
Leasehold	1,038	649	(388)
Total	98,478	84,274	(14,204)

	As of March 31, 2003		
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)
Land	97,711	85,250	(12,461)
Leasehold	1,038	673	(365)
Total	98,749	85,923	(12,826)

Note: Figures for current fair value are based on posted prices.

d. Fair value information on derivative transactions

(a) Interest-related transactions (Millions of Yen)

	As of June 30, 2003			As of March 31, 2003		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions						
Interest rate swaps:						
Receipts floating, payments fixed	61,800	(1,057)	(1,057)	61,800	(1,354)	(1,354)
Total			(1,057)			(1,354)

(b) Currency-related transactions (Millions of Yen)

	As of June 30, 2003			As of March 31, 2003		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions						
Sold:	264,257	264,129	127	70,271	70,885	(613)
U.S. dollar	81,194	82,231	(1,036)	42,279	42,344	(64)
Euro	173,381	172,140	1,241	22,087	22,589	(502)
British pound	9,681	9,758	(77)	5,904	5,950	(46)
Bought:	286	287	0	204	204	(0)
U.S. dollar	286	287	0	204	204	(0)
Euro	-	-	-	-	-	-
British pound	-	-	-	-	-	-
Total			128			(614)

Notes:

1. *Forward exchange rates are used as the term-end exchange rates.*
2. *Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.*

(c) Stock-related transactions (Millions of Yen)

	As of June 30, 2003			As of March 31, 2003		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions						
Stock index futures:						
Sold	93,494	96,990	(3,496)	82,825	83,679	(853)
Bought	-	-	-	-	-	-
Total			(3,496)			(853)

(d) Bond-related transactions (Millions of Yen)

	As of June 30, 2003			As of March 31, 2003		
	Contracted value or	Current market or	Valuation gains	Contracted value or	Current market or	Valuation gains
Exchange-traded transactions						
Bond futures:						
Sold	179,469	175,675	3,793	-	-	-
Bought	-	-	-	-	-	-
Total			3,793			-

(e) Others

The Company held no other derivative instruments as of June 30, 2003 and March 31, 2003.

(Reference)

Performance Forecast for the Year Ending March 31, 2004

The followings are the Company's performance forecasts for the year ending March 31, 2004. They have not been changed from the previous forecasts announced on May 22, 2003.

(Consolidated) (Billions of Yen)

	Forecast
Ordinary Revenues	1,127
Ordinary Profit	66
Net Income	19

(Non-Consolidated) (Billions of Yen, %)

	Forecast	
Ordinary Revenues		1,124
Ordinary Profit		70
Net Income		23
Annual Dividends per Share	(Interim)	¥ -
	(Year-End)	¥ 3,000.00
Income from Insurance Premiums		994
Core Profit		88
Negative Spread		25
New Policy Amount		4,760
Individual Term Life		4,450
Policy Amount in Force		39,630
Individual Term Life		35,230
Surrender & Lapse Rate		8.5

Notes:

1. *Policy amount in force and new policy amount include individual insurance and annuities. The new policy amount includes the net increase from conversion.*
2. *The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.*